Atlas Air Worldwide Holdings, Inc.

2000 Westchester Avenue

Purchase, NY 10577

January 5, 2016

Via EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0213

Re:	Atlas Air Worldwide Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014 (“2014 Form 10-K”)
Filed February 12, 2015
File No. 1-16545

Dear Ms. Blye:

The purpose of this letter is to respond to the comments (the “Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 22, 2015 regarding the 2014 Form 10-K of Atlas Air Worldwide Holdings, Inc. (the “Company”). For ease of reference, we have included in this letter each of the Staff’s comments in italics directly above the Company’s responses.

1.	We note your disclosure about operations in the Middle East and Africa. Syria, located in the Middle East, and Sudan, located in Africa, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, partners, or other direct or indirect arrangements. For instance, recent news articles report that you provided ACMI services for the benefit of DHL Express. DHL Express’s website discusses services to Syria and Sudan. You also disclose that you supply aircraft and provide services to Etihad Airways, and its website lists flights to Sudan. You should describe any products, components, technology or services you have provided, directly or indirectly to Syria or Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

The Company is a global provider of outsourced aircraft and aviation operating services. It is the parent company of Atlas Air, Inc. (“Atlas”) and Titan Aviation Holdings, Inc. (“Titan”),

and is the majority shareholder of Polar Air Cargo Worldwide, Inc. (“Polar”). Atlas, Titan and Polar offer a range of outsourced aircraft and aviation operating services that include ACMI service in which customers receive an aircraft, crew (pilots, etc.), maintenance and insurance generally on a long-term basis; CMI service in which customers receive crew (pilots, etc.), maintenance and insurance but not the aircraft; express network and airport-to-airport cargo service; cargo and passenger charters; and dry leasing of aircraft and engines.

With respect to all services other than dry leasing, the Company’s flights, including all ACMI, CMI and charter services are under the exclusive control of the Company and its crew members at all times. The Company does not provide ACMI, CMI, air cargo or charter services, including any such services provided for the benefit of DHL Express or Etihad Airways, in Syria or Sudan. The Company’s aircraft have not, and will not, fly to either Syria or Sudan, except to the extent permitted by applicable governmental sanctions.

Except with respect to the overflight payments in Syria and Sudan discussed below, the Company has no direct contacts, past, current, or anticipated with Syria or Sudan. Furthermore, the Company does not provide products, components, technology or services to Syria or Sudan, and the Company has no agreements, commercial arrangements, or other contracts with the government of Syria or Sudan, or the entities they control.

As permitted by U.S. law and sanctions policy, the Company’s aircraft fly through airspace controlled by Sudan on flights between Africa and the Middle East. As a result, the Company arranges for permits and makes indirect, minimal immaterial overflight payments to Sudan through United Aviation Services, a third-party based in Houston, Texas. Due to U.S. government restrictions, the Company’s aircraft do not currently fly through airspace controlled by Syria. Prior to the implementation of these restrictions, however, the Company’s aircraft also flew through airspace controlled by Syria and made indirect, immaterial overflight payments to Syria through United Aviation Services.

In addition to providing ACMI, CMI, air cargo and charter services, the Company enters into contracts for the dry leasing of aircraft and engines. None of the Company’s dry lease arrangements are with the government of Syria or Sudan, or the entities they control. The Company does not control the aircraft dry leased to its customers. Any possible indirect contacts with Syria or Sudan, would be through the potential use of an aircraft or engine leased from the Company on routes to or from Syria or Sudan. The Company is not aware of any such use of the Company’s aircraft and engines. Further, the Company’s form dry lease agreement contains language (1) prohibiting the lessee from using or operating the aircraft in violation of any law applicable to the parties to the lease agreement and/or (2) prohibiting the lessee from causing the aircraft to be flown or transported to any country to which the export and/or use of the aircraft is not permitted under the laws applicable to the parties to the lease agreement.

2.

Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

As described in the response to Comment No. 1 above, the Company has no known contacts, past, current, or anticipated with Syria or Sudan, other than with respect to indirect, minimal immaterial overflight payments. Such overflights are common and ordinary course in the aviation industry and are permissible under U.S. law and sanctions policy. The Company does not believe these overflight payments are harmful to the Company’s reputation or share value. Furthermore, the Company does not believe such overflight payments would be viewed negatively by investors or would be a factor that a reasonable investor would deem important in making an investment decision.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 914-701-8000 should you have any questions or require further information.

Very truly yours, Atlas Air Worldwide Holdings, Inc.

/s/ Spencer Schwartz
Spencer Schwartz Executive Vice President and Chief Financial Officer

CC:	William J. Flynn,	President and Chief Executive Officer
	Adam R. Kokas,	Executive Vice President, General Counsel, Secretary and Chief Human Resources Officer
	Jennifer Hardy,	Securities and Exchange Commission